Algonquin Power & Utilities Corp. Declares Third Quarter 2022 Common Share Dividend of U.S.$0.1808 (C$0.2312), and Declares Third Quarter 2022 Preferred Share Dividends
Oakville, Ontario – August 11, 2022 - Algonquin Power & Utilities Corp. (“AQN”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN) announced today that its board of directors has approved and declared the following common and preferred share dividends:
1.US$0.1808 per common share, payable on October 14, 2022 to the shareholders of record on September 29, 2022, for the period from July 1, 2022 to September 30, 2022. Shareholders receiving dividends in cash can elect to receive the dividend in Canadian dollars in the amount of C$0.2312.
2.C$0.32263 per preferred share, Series A, payable in cash on October 3, 2022 to preferred share, Series A holders of record on September 15, 2022, for the period from June 30, 2022 to, but excluding, September 30, 2022.
3.C$0.31819 per preferred share, Series D, payable in cash on October 3, 2022 to preferred share, Series D holders of record on September 15, 2022, for the period from June 30, 2022 to, but excluding, September 30, 2022.
The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional common shares (“Plan Shares”) of AQN as per the Plan. Plan Shares will be acquired by way of a treasury purchase at the average market price as defined in the Plan less a 3% discount.
The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, holders of common shares will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting TSX Trust Company at 1-800-387-0825 prior to the record date of the dividend.
The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the day before the declaration date.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, AQN hereby notifies holders of common shares, preferred shares, Series A, and preferred shares, Series D that such dividends declared qualify as eligible dividends.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corprorate.Communications@libertyutilities.com
Telephone: (905) 465-4500